Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

May 17, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust

(File Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

On behalf of Legg Mason Global Asset Management Trust, a Maryland statutory trust (the “Trust”), we are hereby submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). On April 25, 2016, the Registrant received comments from Mr. Jay Williamson of the Staff regarding Post-Effective Amendment No. 121 to the Registrant’s registration statement on Form N-1A relating to the Legg Mason BW Global Flexible Income Fund (the “fund”), as filed with the Commission on March 11, 2016. Following is a summary of the comments received from Mr. Williamson and the Trust’s responses on behalf of the fund.

1. Comment: Please respond to our comments in writing and file via EDGAR. Where a comment provides for draft disclosure, please provide draft disclosure within the letter and provide Tandy representations.

Response: The Trust acknowledges the staff’s comment and has responded as instructed.

2. Comment: Please confirm that the Expense Example in the Prospectus only reflects the fee waiver and expense reimbursement agreement for its initial contractual term.

Response: The Trust confirms that the fee waiver is reflected in the “Example” table only for the period when the waiver is in effect, that is, the period from inception through December 31, 2017.

3. Comment: We note your statement that as a global fund you can seek investment opportunities anywhere in the world, and under normal market conditions, will invest in or have exposure to at least three countries which may include the United States. Please explain how this is consistent with footnote 42 from the Names Rule Release. The footnote guidance states that we would expect global funds to invest their assets in investments that are tied economically to a number of countries throughout the world. Alternatively, the fund could include a policy that under normal market conditions, it will invest significantly, that is at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets, in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: A memorandum to members from the Investment Company Institute dated June 4, 2012, summarizing its conversations with senior members of the Commission staff, stated

that the 40% policy was not compulsory for global funds. It noted that a global fund should “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.” The Prospectus states that “As a global fund, the fund can seek investment opportunities anywhere in the world, and under normal market conditions, the fund will invest in or have exposure to at least three countries, which may include the United States.” The Trust respectfully submits that its disclosure is sufficient to describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world. We have added the following additional disclosure to the Prospectus to describe the criteria the fund uses to determine if an investment is economically tied to a particular country: “The fund considers an investment to be tied economically to a country if the issuer: (i) has a class of its securities whose principal securities market is in the country; (ii) is organized under the laws of, or has a principal office in, a country, (iii) derives 50% or more of its total revenue or profit from goods produced, sales made or services provided in the country, or (iv) maintains 50% or more if its assets in the country.”

4. Comment: Please confirm that the prior performance of the predecessor has been adjusted to reflect the maximum sales loads of the fund.

Response: As noted in the Prospectus, immediately prior to the fund commencing operations, the predecessor fund will have transferred its assets to the fund in exchange for the fund’s Class IS shares. The performance table therefore reflects the performance of Class IS shares, which are not subject to a sales load, and as a result, the performance in the table does not reflect the deduction of a sales load. The Prospectus informs investors that “Performance for classes other than those shown may vary from the performance shown to the extent the expenses for those classes differ.”

5. Comment: Please provide us with correspondence that:

a. Describes the background of the predecessor account, including information about when and why it was created.

b. Confirms whether the adviser managed any other accounts that were materially equivalent to the fund. If so, were these other accounts converted into registered investment companies? And if not, why not? Also, please explain why the predecessor account was chosen to be registered and if any other materially equivalent accounts had lower performance as compared with the predecessor account.

c. States whether the predecessor account transferred substantially all of its portfolio securities or whether the predecessor account transferred only a portion of its assets to the newly registered fund. Generally, a predecessor account transferring less than substantially all of its assets would not be consistent with the MassMutual no-action letter and the performance should not be presented as the fund’s performance.

d. States whether the adviser believes that the predecessor account would have complied with Subchapter M of the Internal Revenue Code. If it cannot make that statement, please tell us why you believe that the predecessor performance is appropriate.

e. Please tell us what the Barclays Multiverse Index is and why it represents an appropriate broad-based index for the fund.

Response:

a. The predecessor account, the Global Multi-Sector Income Portfolio (the “Predecessor Fund”), is a series of the Brandywine Investment Trust, a Delaware statutory trust. The inception date of the Predecessor Fund was March 31, 2013. The Predecessor Fund has been managed by Brandywine Global Investment Management, LLC (“Brandywine”) since its inception. At the time, a similar strategy was available through two offshore vehicles domiciled in the United Kingdom and Ireland. The Predecessor Fund was developed for the purpose of providing a pooled vehicle for investment in the strategy for eligible U.S. investors. The Predecessor Fund has been privately offered in the U.S. pursuant to Section 3(c)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”).

b. Brandywine manages two offshore funds that pursue a similar investment strategy, a UK local fund and an Irish UCITs. These funds are intended for non-U.S. investors in the applicable markets, and therefore would not be appropriate for conversion to a U.S. registered investment company. In addition, as of December 2015, Brandywine was awarded a mandate to manage a non-pooled separate account pursuant to a similar strategy. Because of the recent nature of this account, it was not considered in the analysis with respect to conversion to a U.S. registered investment company. As the only pooled investment vehicle for U.S. investors managed pursuant to the “Global Multi-Sector Income” strategy, the Predecessor Fund was selected as appropriate for conversion to a U.S. registered investment company. There were no other materially equivalent accounts that had substantial differences in performance from the Predecessor Fund.

c. It is anticipated that the Predecessor Fund will transfer substantially all of its portfolio securities to the fund in exchange for Class IS shares. The Trust acknowledges that a predecessor account transferring less than substantially all of its assets would not be consistent with the MassMutual no-action letter and the performance should not be presented as the fund’s performance in that event.

d. Brandywine believes that, although not required to, the Predecessor Fund likely would have been able to comply with the diversification and good income restrictions imposed by Subchapter M of the Internal Revenue Code.

e. The Barclays Multiverse Index provides a broad-based measure of the global fixed-income bond market. The index represents the union of the Barclays Global Aggregate Index and the Barclays Global High-Yield Index and captures investment-grade and high-yield securities in all eligible currencies. Based upon the foregoing definition, the Barclays Multiverse Index appears to meet the requirements of Form N-1A with respect to comparison against an appropriate broad-based index. While we believe the Barclays Multiverse Index could be an appropriate broad-based index for a fund, the fund has elected to change its index to the Barclays U.S. Aggregate Bond Index as the primary benchmark for the fund. The subadviser believes this change is appropriate because the Barclays Multiverse Index has typically exhibited a higher allocation to foreign currencies than the investment strategy has historically exhibited.

6. Comment: In an appropriate location in your Statement of Additional Information, please address your asset segregation and cover policies with respect to credit default swaps and other derivatives. Please note our position that you should cover the full notional value of any credit default swaps you sell.

Response: We have added the following disclosure under “Financial Instruments” in the Statement of Additional Information:

“Cover. Transactions using Financial Instruments may involve obligations which if not covered could be construed as “senior securities.” The fund will comply with SEC guidelines regarding cover for these instruments and will, if the guidelines so require, segregate or set aside on its books cash or liquid assets in the prescribed amount as determined daily. The fund may cover such transactions using other methods permitted under the 1940 Act, orders or releases issued by the SEC thereunder, or no-action letters or other guidance of the SEC staff. Although SEC guidelines on cover are designed to limit the transactions involving Financial Instruments that the fund may be engaged in at any time, the segregation of assets does not reduce the risks to the fund of entering into transactions in Financial Instruments.”

We note the staff’s position regarding coverage of credit default swaps that the fund sells.

7. Comment: Under “More on the fund’s investment strategies, investments and risks – Derivatives” we note the statement that “The fund may use one or more types of these instruments without limit.” Please remove or modify the statement.

Response: The Trust notes that, while some derivatives would potentially give rise to a payment obligation on the part of a fund, others (such as purchased put and call options) would create a right for a fund. The Trust believes that it would be possible for an open-end fund to invest substantially all of its assets in derivatives that do not give rise to a payment obligation and, therefore, do not require asset coverage and segregation to avoid being deemed senior securities. Therefore, we believe it is appropriate to maintain the current statement. As noted above in our response to comment 6, the fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of the provisions of the 1940 Act, orders or releases issued by the SEC thereunder, or no-action letters or other guidance of the SEC staff.

8. Comment: Under “More on the fund’s investment strategies, investments and risks – Mortgage-backed securities” we note that the fund may invest in collateralized loan obligations (CLOs). Tell us the extent of your proposed investment in CLOs. Also please clarify what tranches you intend to invest in, when investing in CLOs and other asset-backed securities.

Response: As noted in the Prospectus under “Principal investment strategies” the fund may invest up to 25% of its assets in asset-backed and mortgage-backed securities. Although the fund may invest in CLOs up to this 25% limit, the subadviser does not generally expect to invest more than 10% of the fund’s assets in CLOs. There is no restriction applicable to the fund with respect to specific tranches of CLOs or other asset-backed securities, and the fund may invest across the capital structure from the AAA tranche down to the mezzanine tranche. The Prospectus discloses that “These tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of subordinate tranches, market anticipation of defaults, as well as investor aversion to CDO securities as a class.”

9. Comment: We note the disclosure about securities of other investment companies in the Prospectus. Please confirm no acquired fund fees and expenses are required to be presented in the fee table.

Response: We confirm that no “Acquired fund fees and expenses” are required to be presented separately in the Prospectus Fee Table.

10. Comment: We note the statement that “The fund may also use other strategies and invest in other securities that are described, along with their risks, in the SAI.” Please add disclosure clarifying that these strategies and investments are non-principal.

Response: We confirm that the fund’s principal investment strategies and risks are included in the Prospectus as required under Form N-1A. We believe that it is important for investors to be aware that there is additional information about investment strategies and risks in the Statement of Additional Information. In addition, the Statement of Additional Information may provide additional details about certain principal investment strategies. As an example, the Prospectus describes the fund’s ability to invest in options, and the Statement of Additional Information provides additional details about the differences between purchasing or writing call and put options. We believe this is consistent with the layered disclosure regime required under Form N-1A, and that adding the requested statement could detract from that layered disclosure by implying that the SAI only contains additional information about non-principal investments.

11. Comment: We note the statement under “More about the fund’s investment strategies, investments and risks- Leveraging risk” that the investment strategy may include a significant level of investment in derivatives. In reviewing your strategy discussion, we were under the impression that your income would primarily be from other forms of debt-based investments. Please revise to more clearly articulate your strategy, including a discussion of how significant of a role derivatives will play in it.

Response: The first sentence under “Principal investment strategies” states that “Under normal market conditions, the fund seeks to meet its investment objective by primarily investing in U.S. and foreign fixed income securities, currencies, and derivative instruments.” The second paragraph under “Principal investment strategies” states that “the fund may invest in derivative instruments such as foreign currency forwards, bond futures, interest rate futures, swaps (including interest rate, total return and inflation swaps), credit default swaps, credit default swap index products, instruments involved in currency risk management strategies, options, options on futures and structured credit products.” The same paragraph describes how derivatives may be used to enhance total return, to hedge, to manage cash flow, and for other purposes. We believe that the current discussion about the fund’s derivative strategies, placed prominently under “Principal investment strategies” in the Summary Prospectus provides sufficient notice to investors regarding the significance of derivative investments by the fund.

12. Comment: We note your statement under “More about the fund’s investment strategies, investments and risks – Liquidity risk” that certain securities may take several weeks or longer to settle and that this may constrain the fund’s ability to meet its redemption obligations. Given your statutory obligation to pay redemption proceeds in seven days, please tell us any policies and procedures in place with respect to investment in securities with extended settlement cycles, including any portfolio limits, credit agreements, etc., designed to ensure that the fund meets its obligations.

Response: The subadviser continuously monitors the underlying liquidity of the instruments to minimize the impact of trading on the portfolio. The fund maintains procedures which provide that the fund will not acquire an illiquid security if such acquisition would cause the aggregate value of illiquid securities to exceed 15% of the fund’s net assets. The fund also maintains a line of credit that may be used to borrow money for temporary purposes in order to meet redemption requests.

13. Comment: Under “Redeeming Shares – Redemption proceeds” we note your statement that you reserve the right to pay redemption proceeds with securities instead of cash. If you are relying on Rule 18f-1, please clarify the threshold beyond which you will be able to redeem in kind. Also, if you do not intend to distribute a representative basket of securities, please inform investors that they may end up with a concentrated position in a particular security as a result of the redemption.

Response: The fund has not made an election under Rule 18f-1. The fund maintains policies and procedures that generally provide for the selection of a basket of securities to be delivered to a redeeming shareholder, in the event the fund elected to distribute the proceeds of a redemption in kind. However, the delivery of a basket of securities may not be practical in all circumstances, and therefore the fund has added the following disclosure in the SAI under “Redemption In-Kind”: “The securities delivered may not be representative of the entire fund portfolio, may represent only one issuer or a limited number of issuers and may be securities which the fund would otherwise sell.”

14. Comment: It appears that you are relying on the MassMutual no-action letter to include predecessor performance of a private fund. Under MassMutual, the financial highlights and financial statements of the predecessor fund must be included. The SAI should include at least 2 years of audited financial statements for the unregistered predecessor. The financial statements should be Regulation S-X compliant, including a full schedule of investments and financial highlights.

Response: Two years of audited financial statements for the unregistered predecessor account will be included with the Registration Statement filing. The financial statements include a full schedule of investments and financial highlights, and otherwise meet the requirements of Regulation S-X.

15. Comment: In “Foreign Currency Exposure” in the Statement of Additional Information, we note your statement that changes in foreign currencies may account for a substantial part of the fund’s performance. Please include this statement in the currency risk factor contained in the Prospectus or explain why it is unnecessary.

Response: We have revised the disclosure regarding Foreign Currency Exposure in the Statement of Additional Information to be more consistent with the Prospectus, as the Prospectus disclosure more accurately reflects the currency risks applicable to the fund: “The fund, under normal circumstances, may invest a substantial portion of its total assets in the securities of foreign issuers which are denominated in foreign currencies and may temporarily hold uninvested cash in bank deposits in foreign currencies. Currency conversion costs and currency fluctuations could erase investment gains or add to investment losses.”

16. Comment: We note the information in the Statement of Additional Information relating to distressed debt securities. Please clarify the extent to which you may invest in distressed debt securities.

Response: As noted in the Prospectus, the fund may invest without limit in securities that are rated or unrated, including “high yield” or “junk bonds.” As such there is no specific limit on investment in distressed debt securities. From time to time, the fund may invest in distressed debt securities based on the subadviser’s macro and fundamental views as to the appropriateness of the underlying collateral. Supplementally, we advise the staff that distressed debt should generally be less than 20% of the portfolio under normal market conditions. As described above under Response 12, investments in distressed debt will be subject to a liquidity analysis to determine their appropriateness for the fund.

17. Under “Securities of Other Investment Companies” in the Statement of Additional Information, we note your statement that you may invest in private investment companies and offshore investment companies. Later you indicate that these may include hedge funds and private equity funds. Please disclose your intentions to make these types of investments, including any limits placed on them. If you may invest more than 15%, please understand we may have additional comments.

Response: The disclosure under “Securities of Other Investment Companies has been revised to include the underlined statement: “The fund may also invest in the securities of private companies, including “hedge funds” and private equity funds, subject to the fund’s policy prohibiting it from purchasing or otherwise acquiring such securities if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.”

*    *    *    *    *

In connection with the responses provided above, the Trust is furnishing a “Tandy” representation letter as Exhibit A hereto.

Please contact the undersigned 212-309-6353 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Elizabeth L. Belanger

Exhibit A

Legg Mason Global Asset Management Trust

620 Eighth Avenue

New York, NY 10018

May 17, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust (the “Trust”)

(File Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

In connection with its review of Post-Effective Amendment No. 121 to the registration statement on Form N-1A for the Trust, relating to the Legg Mason BW Global Flexible Income Fund (the “fund”), as filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2016, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the staff of the Commission (the “Staff”):

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Global Asset Management Trust

By:	/s/ Harris Goldblat
Name: Harris Goldblat Title: Assistant Secretary